Towngas
The Hong Kong and China Gas Company Limited



12 May 2004

Our ref : CS/GL/L/04-12



Securities & Exchange Commission
Office of the International Corporate Fi
Room 3094 Stop 3-6
450 Fifth Street, NW
Washington DC 20549
U.S.A.

**BY REGISTERED MAIL**



Dear Sirs

**File No. 82-1543**
**The Hong Kong and China Gas Company Limited**

We have pleasure in submitting to you a copy of the newspaper advertisement on 6 May 2004 in respect of the poll results of the Company's Annual General Meeting of 5 May 2004 for filing pursuant to Rule 12g3-2(b) of Securities Act of 1934.

Thank you for your attention.



Yours faithfully

Gabriel Li
Corporate Services Manager

GL/pl

5/24

Enc

The Asian Wall Street Journal 6 May 2004

# THE HONG KONG AND CHINA GAS COMPANY LIMITED

*(Incorporated in Hong Kong under the Companies Ordinance)*
*(stock code 0003)*

## ANNUAL GENERAL MEETING - 5TH MAY 2004
## POLL RESULTS

The Hong Kong and China Gas Company Limited (the "Company") is pleased to announce the poll results in respect of the resolutions proposed at the Annual General Meeting of the Company held on 5th May 2004 ("AGM") as follows:

| | RESOLUTIONS | NO. OF VOTES (%) | |
|---|---|---|---|
| | | FOR | AGAINST |
| | **Ordinary Resolutions** | | |
| 1. | To receive and consider the statement of accounts for the year ended 31st December 2003 and the reports of the Directors and Auditors thereon | 3,115,752,165 (99.9998%) | 5,546 (0.0002%) |
| | As more than 50% of the votes were cast in favour of the resolution, the resolution was carried. | | |
| 2. | To declare a final dividend | 3,178,447,318 (99.9998%) | 5,546 (0.0002%) |
| | As more than 50% of the votes were cast in favour of the resolution, the resolution was carried. | | |
| 3(I). | To re-elect Mr. Lam Ko Yin, Colin as Director | 3,146,466,977 (99.9375%) | 1,969,110 (0.0625%) |
| | As more than 50% of the votes were cast in favour of the resolution, the resolution was carried. | | |
| 3(II). | To re-elect Mr. Lee Ka Shing as Director | 3,151,013,946 (99.9374%) | 1,972,310 (0.0626%) |
| | As more than 50% of the votes were cast in favour of the resolution, the resolution was carried. | | |
| 4. | To re-appoint PricewaterhouseCoopers as Auditors and to authorise the Directors to fix their remuneration | 3,156,573,921 (99.9786%) | 675,869 (0.0214%) |
| | As more than 50% of the votes were cast in favour of the resolution, the resolution was carried. | | |
| 5. | To approve each Director's fee and the additional fee for the Chairman | 3,179,738,150 (99.9521%) | 1,523,216 (0.0479%) |
| | As more than 50% of the votes were cast in favour of the resolution, the resolution was carried. | | |
| 6(I). | To approve the general mandate to the Directors for repurchase of shares | 3,181,609,930 (99.9768%) | 738,051 (0.0232%) |
| | As more than 50% of the votes were cast in favour of the resolution, the resolution was carried. | | |
| 6(II). | To approve the general mandate to the Directors for the issue of additional shares. | 2,648,430,866 (82.0678%) | 578,694,127 (17.9322%) |
| | As more than 50% of the votes were cast in favour of the resolution, the resolution was carried. | | |
| 6(III). | To authorise the Board of Directors to allot, issue or otherwise deal with additional shares equal to the number of shares repurchased under Resolution 6(I) | 3,095,777,552 (96.1784%) | 123,008,085 (3.8216%) |
| | As more than 50% of the votes were cast in favour of the resolution, the resolution was carried. | | |
| | **Special Resolution** | | |
| 6(IV). | To approve the amendments to the Company's Articles of Association | 3,084,035,148 (99.9391%) | 1,880,015 (0.0609%) |
| | As more than 75% of the votes were cast in favour of the resolution, the resolution was carried. | | |

By Order of the Board
**RONALD T.H. CHAN**
*Executive Director & Company Secretary*

Hong Kong, 5th May 2004

*Notes:*

1. The total number of shares entitling the holder to attend and vote for or against the resolutions at the AGM was 5,643,651,988 shares. None of these 5,643,651,988 shares were the shares entitling the holder to attend and vote only against the resolutions at the AGM.
2. Computershare Hong Kong Investor Services Limited, the Company's Registrars, was appointed as the scrutineer for the AGM.
3. No party has stated its intention in the shareholders' circular of the Company dated 8th April 2004 that it would vote against any resolution or that it would abstain from voting at the AGM.

As at the date of this announcement, the board of directors of the Company comprises: Dr. Lee Shau Kee (Chairman), Mr. Liu Lit Man*, Mr. Leung Hay Man, Dr. Lee Hon Chiu*, Mr. Colin Lam Ko Yin, Dr. The Hon. David Li Kwok Po*, Mr. Ronald Chan Tat Hung, Mr. Lee Ka Kit, Mr. Alfred Chan Wing Kin, Mr. James Kwan Yuk Choi and Mr. Lee Ka Shing.

* *Independent Non-executive Director*

Towngas
The Hong Kong and China Gas Company Limited